

April 25, 2011

William P. Donnelly
Chief Financial Officer
Mettler-Toledo International Inc.
1900 Polaris Parkway
Columbus, OH 43240

> **Re:** **Mettler-Toledo International Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed February 16, 2011**
> **File No. 001-13595**

Dear Mr. Donnelly:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Interest expense and taxes, page 28

1.   Please consider providing disclosures to explain in greater detail the impact on your effective income tax rates and obligations of having earnings in countries where you have lower statutory tax rates. You should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail. It appears as though separately discussing the foreign effective income tax rates is important information necessary to

understanding your results of operations. We refer you to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Liquidity and Capital Resources, page 30

2.   Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of investments that are currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Index to Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-7

Note 14 – Taxes, page F-29

3.   We note the caption "Other non-United States income taxes at other than a 35% rate" in your effective income tax rate reconciliation. Please clarify what the referenced line item represents in each of the three years presented. As part of your response, explain how the amounts were determined in each fiscal year and identify the significant components of this item.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

William P. Donnelly
Mettler-Toledo International Inc.
April 25, 2011
Page 3

    You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jay Webb, Accounting Reviewer, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3212 with any other questions.

                                    Sincerely,

                                    Jeff Jaramillo
                                    Accounting Branch Chief